EXHIBIT 4.19

EMPLOYMENT AGREEMENT

BY AND BETWEEN:	BIRKS & MAYORS, INC., a corporation duly incorporated according to the laws of Canada, having its head office at 1240, Phillips Square, Montreal, Quebec, herein acting and represented by Lorenzo Rossi di Montelera, Chairman of the Board of Directors, duly authorized for the purposes hereof as he hereby declares (hereinafter referred to as the “EMPLOYER” and/or as “BIRKS”),

AND:	THOMAS A. ANDRUSKEVICH, currently residing and domiciled at 22 Roxiticus Road, Mendham, New Jersey, United States of America (hereinafter referred to as the “EMPLOYEE”)

WHEREAS pursuant to an agreement entered into as of the 15th day of May, 1996 (the “1996 Agreement”), the EMPLOYEE was hired as the President and Chief Executive Officer of JOALLIERS BIRKS INC./BIRKS JEWELLERS INC., a predecessor-in-title of the EMPLOYER;

WHEREAS the 1996 Agreement was superseded and replaced by an agreement entered into by and between the EMPLOYER and the EMPLOYEE on the 19th day of June, 1998 extending the term of employment of EMPLOYEE as President and Chief Executive Officer of the EMPLOYER to March 31, 2002, the whole upon the terms and conditions set forth therein (the “1998 Agreement”);

WHEREAS the 1998 Agreement was amended and renewed by way of an Employment Agreement dated October 24, 2001 (the “2001 Agreement”);

WHEREAS the 2001 Agreement was amended by way of an amending agreement dated December 20, 2002 (the “Amendment”);

WHEREAS the 2001 Agreement and its Amendment was amended and renewed by way of an Employment Agreement signed by EMPLOYEE on September 1st and by EMPLOYER on September 27th, 2004 (the “2004 Agreement”);

WHEREAS the 2004 Agreement was amended by way of an amending agreement dated November 14, 2005 (the 2004 Agreement together with such amendment, herein the “Existing Agreement”);

WHEREAS the EMPLOYER is a national chain of vertically-integrated retail stores specializing in proprietary and prestige branded jewellery, timepieces and giftware (the “Business”);

WHEREAS the EMPLOYEE is a resident of the United States of America who possesses certain expertise in the fields in which the EMPLOYER specializes and who is not currently legally prevented from working in Canada or travelling abroad;

WHEREAS the EMPLOYER and the EMPLOYEE now wish to renew such employment and enter into a new agreement, the whole upon the terms and conditions hereinafter set forth;

NOW, THEREFORE, FOR THE REASONS SET FORTH ABOVE, AND IN CONSIDERATION OF THE MUTUAL PREMISES AND AGREEMENTS HEREINAFTER SET FORTH, THE PARTIES HERETO ACKNOWLEDGE AND AGREE AS FOLLOWS:

1.	PRELIMINARY

1.1	The preamble hereto shall form an integral part hereof as if recited herein at length.

1.2	The parties acknowledge that this Agreement constitutes the entire agreement between the parties concerning the employment of the EMPLOYEE by the EMPLOYER during the term hereof and supersedes any and all prior negotiations, agreements or understandings with respect thereto, unless otherwise specified herein.

2.	NATURE OF SERVICES

2.1	The EMPLOYER hereby engages and hires the EMPLOYEE to continue to be its President and Chief Executive Officer during the term of this Agreement and the EMPLOYEE hereby accepts and agrees to such engagement and employment. In addition, the EMPLOYEE hereby agrees to serve as a director of the EMPLOYER should he be elected as such by the shareholders(s) of the EMPLOYER, provided the insurance described in Section 4.7 is available, the EMPLOYEE is indemnified by the EMPLOYER to the fullest extent permitted by law.

2.2	During the term of employment, the EMPLOYEE shall devote himself to the business of the EMPLOYER and shall not be employed or engaged in any capacity in promoting, undertaking or carrying on any other business, without the prior written approval of the Corporate Governance Committee of the Board of Directors. The EMPLOYER hereby acknowledges that the EMPLOYEE serves as a member of the Marketing Committee of Brazilian Emeralds Inc. and acts in an advisory capacity to this company. The EMPLOYER further acknowledges that the EMPLOYEE has, since October 1, 2002, been employed by Mayors Jewelers Inc. (“Mayors”) as President and Chief Executive Officer. The EMPLOYER is the sole owner of Mayors and therefore fully approves EMPLOYEE’s involvement in this company.

2.3	The EMPLOYEE shall perform such executive duties and have such responsibilities as are consistent with his capacity as President and Chief Executive Officer, as well as those duties and responsibilities which the Board of Directors of the EMPLOYER may reasonably delegate to the EMPLOYEE from time to time.

2.4	The EMPLOYEE shall have control over the organization of his work and shall be responsible, in his best judgment, for determining the means and methods for performing his services hereunder. The EMPLOYEE shall have, subject to the general directions of the Board of Directors and to the EMPLOYER’s formal delegation of authority policy, full power and authority to manage the business and affairs of the EMPLOYER, including power and authority to enter into contracts, engagements or commitments of every nature or kind in the ordinary course of business in the name of or on behalf of the EMPLOYER and to engage and employ and to dismiss all managers and other employees of the EMPLOYER.

2.5	The EMPLOYEE shall perform his duties as President and Chief Executive Officer diligently and conscientiously and loyally and shall use his best efforts to promote the interests of the EMPLOYER.

2.6	It is hereby agreed that the EMPLOYEE shall provide his services to the EMPLOYER in the United States or in Canada spending the time necessary to appropriately provide effective and quality leadership to the Senior Management Team and shall also provide his services outside of Canada or the United States by participating in trade shows and other business travel.

3.	TERM

3.1

The term of this Agreement and the continued employment of the Employee (the “Term”) shall begin on April 1, 2008 (the “Commencement Date”) and shall terminate on the 31st day of March, 2011 (the “Termination Date”).

3.2

For the purposes of this Agreement, a “Contract Year” shall mean the twelve (12) month period commencing on April 1st of a particular calendar year and terminating on March 31st of the immediately subsequent calendar year.

3.3	The EMPLOYER will on or before March 31, 2010, provide a written notice to EMPLOYEE of its intention to either continue the employment of EMPLOYEE or terminate the relationship on the Termination Date, failing which the EMPLOYER shall have deemed to have indicated its intention to terminate the relationship on the Termination Date.

(1)	In the event that the EMPLOYER elects or is deemed not to continue the employment of EMPLOYEE after the Termination Date, the period between March 31, 2010 and March 31, 2011 shall be considered as a “Working Notice Period”. During that Period, the EMPLOYEE shall continue to be entitled to:

(a)	His same base salary as that which is payable to him pursuant to Section 4.1 during the period terminating March 31, 2011;

(b)	An annual cash bonus as determined and paid as per Section 4.3;

(c)	All benefits provided hereunder.

During that “Working Notice Period”, the EMPLOYEE shall continue to provide services as requested by the EMPLOYER in which case the EMPLOYEE shall be provided with sufficient time to find alternate employment during the “Working Notice Period” with commencement after the Termination Date.

The EMPLOYER may waive the EMPLOYEE’s requirement to work during this Period. In such case, the EMPLOYEE is entitled only to the amounts set forth in Subsections 3.3(1) and (2).

(2)	Should the EMPLOYEE be unable to find another suitable employment position commencing after the Termination Date, the EMPLOYER shall compensate EMPLOYEE for a period up to a maximum of twelve (12) months by:

(a)	continuing to pay the EMPLOYEE the same base salary as that which was payable to him pursuant to Section 4.1 during the fiscal year terminating March 31, 2011;

(b)	paying a monthly bonus which shall be determined by calculating the average bonus paid to the EMPLOYEE for the three (3) prior fiscal years (being EMPLOYER’s fiscal years ending in 2009, 2010 and 2011) and dividing by twelve (12) which bonus shall be paid on the first day of each month commencing once the bonus for 2011 has been determined, in which case any unpaid months from April 1, 2011 to the date of the determination of the bonus shall be paid in full on such date;

(c)	maintaining in force all Birks benefits to which EMPLOYEE is eligible, including but not limited to financial planning programs, life, disability, health, vision, and dental group insurance plans, and retirement arrangements as described in Section 4.5 and in which the EMPLOYEE is entitled to participate immediately prior to the expiration of the Term and provided that the EMPLOYEE’s continued participation is possible under the general terms and provisions of such plans and programs.

(d)	Provided the amount is not a duplication with the EMPLOYEE’s Mayors Agreement, the EMPLOYEE shall be paid a maximum lump sum cash payment of $39,000 per annum, which amount shall be paid within fifteen (15) days following the date of the expiration of the Term in full satisfaction of premium reimbursement in all supplemental disability and life insurance programs under Section 4.6 and described in Exhibit C. EMPLOYER’s payment shall cease at the end of the termination of employment and the severance period.

3.4	(1) In the event that EMPLOYEE receives a notice of renewal from EMPLOYER, then the parties shall negotiate on the terms of such renewal. The parties may use the period from April 1, 2010 to June 30, 2010 to attempt to reach agreement on the contractual terms of employment for a renewal period.

(2) Notwithstanding the foregoing, at any time after April 1, 2010 and prior to June 30, 2010:

(a)	The EMPLOYEE may, by written notice, advise the EMPLOYER of his intention not to renew his employment beyond March 31, 2011, in which case he will be deemed to have resigned as of such date; or

(b)	The EMPLOYER may, by written notice, advise the EMPLOYEE of its intention to terminate the EMPLOYEE’s employment on March 31, 2011, which notice shall have the same consequence as a notice under section 3.3, except that the Working Notice Period referred to in subsection 3.3(1) shall be a period of twelve (12) months calculated from the date of such notice and the “period of up to a maximum of twelve (12) months” referred to in subsection 3.3(2) shall commence on the date that follows March 31, 2011 by the number of days that have elapsed between April 1, 2010 and the date of such notice.

It is understood that during the period between the Termination Date of the Agreement (March 31, 2011) and the end of the Working Notice Period that may extend beyond March 31, 2011, the EMPLOYEE shall continue to provide services as requested by the EMPLOYER in which case the EMPLOYEE shall be provided with sufficient time to find alternate employment during the “Working Notice Period”. The EMPLOYER may waive the EMPLOYEE’s requirement to work during this period. In such case, the EMPLOYEE is entitled only to the amounts set forth in Subsections 3.3(1) and (2).

(3) Should no notice have been given pursuant to subsection 3.4(2) above, and in the event that the parties have not reached a written agreement by June 30, 2010, for any reason whatsoever, then, unless the parties have otherwise agreed in writing, the EMPLOYER shall be deemed to have sent to the EMPLOYEE a notice to terminate the relationship on March 31, 2011, in which case the provisions of Section 3.3 shall apply, except that the Working Notice Period referred to in subsection 3.3(1) shall be a period of twelve (12) months calculated from July 1, 2010 to June 30, 2011 and the “period of up to a maximum of twelve (12) months” referred to in subsection 3.3(2) shall commence on July 1, 2011.

It is understood that during the period between the Termination Date of the Agreement (March 31, 2011) and the end of the Working Notice Period that will end June 30, 2011, the EMPLOYEE shall continue to provide services as requested by the EMPLOYER in which case the EMPLOYEE shall be provided with sufficient time to find alternate employment during the “Working Notice Period”. The EMPLOYER may waive the EMPLOYEE’s requirement to work during this period. In such case, the EMPLOYEE is entitled only to the amounts set forth in subsections 3.3(1) and (2).

4.	REMUNERATION AND BENEFITS

4.1	In consideration of the services to be rendered pursuant to this Agreement, the EMPLOYER shall pay to the EMPLOYEE a base salary of a minimum of $US 614,000. The EMPLOYEE shall also be entitled to a performance-based opportunity to increase his base salary by $US 50,000 to $US 664,000. This opportunity was established in the EMPLOYEE’s Existing Agreement and is contingent on the EMPLOYEE meeting a pre-defined threshold formula for the Fiscal Year (“FY”) March 31, 2008, with the base salary increase taking effect on April 1, 2008, up to a maximum of $US 50,000.

In the event that the maximum payout of $US 50,000 is not achieved in FY 2008, the remainder of the opportunity will be available for the EMPLOYEE to enhance his base salary in FY 2009, utilizing Net Income as per Board-approved Profit Plan as the performance metric, with any base salary increase taking effect on April 1, 2009, up to a maximum of the remainder of such $US 50,000.

In the event that the maximum payout of $US 50,000 is not achieved in FY 2009, the remainder of the opportunity will be available for the EMPLOYEE to enhance his base salary in FY 2010, utilizing the Net Income as per Board-approved Profit Plan as the performance metric, with any base salary increase taking effect on April 1, 2010, up to a maximum of such remainder, after which the opportunity will no longer be available.

In the event that the percentage of the EMPLOYER’s net income goal actually earned during the First or Second Contract Year was greater than 80% of the net income goal in the Profit Plan, then the EMPLOYEE shall be entitled to a salary increase equal to the relevant percentage of the Increase Amount for either the Second or Third Contract Year, as the case may be. The relevant percentage begins at 80% if 80% of the net income goal is achieved and increases on a straight line basis to 100% if 100% or more of the net income goal is achieved.

The EMPLOYER shall pay the amount described above in bi-weekly installments.

4.2	The total compensation payable to the EMPLOYEE hereunder shall be reviewed on an annual basis by the Compensation Committee relative to a relevant comparative market group but with no obligation to recommend increases.

4.3	For each fiscal year of the EMPLOYER that ends during the Term, the EMPLOYEE shall be entitled to earn an annual cash bonus. The annual cash bonus entitlement is based upon the achievement of predetermined performance goals, comprised of criteria and weighting established annually in advance by the Compensation Committee of the Board of Directors in consultation with the EMPLOYEE, within a bonus structure consisting of a minimum of 80% quantifiable operating result objectives and a maximum of 20% strategic objectives that are quantifiable.

The bonus payout on any part (i.e. the 80% operating result objectives and the 20% strategic objectives) of the EMPLOYEE performance goals is contingent on the EMPLOYER exceeding the minimum threshold performance, currently set at 75% of the Profit Plan’s adjusted EBT (adjusted earnings before tax (“EBT”)), below which there will be no bonus payout to the EMPLOYEE, which is also consistent with the senior management bonus plan. Such threshold is subject to change and may be established by the Compensation Committee of the Board of Directors at a different level in the future.

If the performance criteria are met for any Contract Year, the annual target bonus shall be one hundred percent (100%) of the base salary but shall not be more than 150% of the target bonus with respect to the “60% earnings objective” and to the “20% strategic objectives” and not more than 200% of the target bonus for 20% portion of the 80% operating result objectives (senior management LTIP matrix). A hypothetical example of the bonus criteria and their respective weighting for the Contract Year ending 2009, for illustrative purposes only, is contained in Exhibit A.

Notwithstanding anything contained in this Section 4.3, the thresholds for determining the EMPLOYEE’s bonus with respect to the 60% earnings objectives of the “80% quantifiable objectives” will be based on the Board approved adjusted earnings goal and is aligned with the senior management performance bonus plan currently in place for senior management of the EMPLOYER with respect to performance and payout at threshold and target. However, at achievement levels that would result in payout between target to maximum for EMPLOYEE, the alignment with senior management performance bonus plan varies whereby the EMPLOYEE’s achievement at 125% of the criteria would result in a payout of 150% of the target bonus.

With respect to the “60% earning objectives” portion, if the minimum threshold is met for bonus payout (currently 75%), then EMPLOYEE shall receive 4% of the target bonus for each percentage point and partial percentage point of performance above 75% up to 100% of the current year’s Board approved adjusted earnings goal and shall receive 2% of the target bonus for each percentage point and partial percentage point of performance above 100% of the current year’s Board approved adjusted earnings goal to a maximum payout of 150% of the target bonus at 125% of achievement.

In addition, if the actual adjusted earnings before taxes for a given fiscal year of the EMPLOYER is less than the prior year’s actual adjusted earnings, the EMPLOYEE may not be eligible for the 60% portion of the bonus provided that the entire senior management team bonus is treated in the same manner, unless otherwise approved by the Compensation Committee and the Board of Directors of the EMPLOYER.

Notwithstanding anything contained in this Section 4.3, the thresholds for determining the EMPLOYEE’s Bonus with respect to the “20% strategic objectives” portion and the remaining 20% quantifiable objectives may not be consistent with the senior management performance bonus plan currently in place for senior management of the EMPLOYER.

The 20% portion of the 80% quantifiable portion currently set on criteria of sales and return on equity for the fiscal year ending March 31, 2008 will be consistent with the criteria set for senior management cash LTIP or with such other new operating results objectives that may be established by the Compensation Committee in consultation with the EMPLOYEE. However, if the annual maximum bonus for such portion is reduced for senior management as a result of new criteria which no longer conform to the current senior management cash LTIP, then the EMPLOYEE’s annual maximum bonus percentage for such portion shall be reduced from 200% to align with senior management but shall not be less than 150% of the target bonus.

The EMPLOYER shall pay the entire annual bonus (if any) that is payable with respect to a fiscal year in a lump sum cash payment as soon as practicable after the Board of Directors can determine whether the performance goals have been achieved based on the EMPLOYER’s audited consolidated financial results that have been approved by the Board of Directors.

4.4	The EMPLOYEE shall be entitled to five (5) weeks paid vacation leave in each calendar year throughout the Term. The EMPLOYEE shall be entitled to carry forward any unused vacation time in one (1) calendar year for an additional calendar year, which shall accrue in his favour until used.

4.5	Provided that such benefits are not a duplication of the benefits and coverage already provided to the EMPLOYEE by Mayors, the EMPLOYER shall provide the EMPLOYEE with coverage under its Group Insurance Plans which includes but may not be limited to life, disability, health, dental and vision coverage through such existing or future plans and in such amounts as is or may be available to all other executives of the EMPLOYER and in this regard, the EMPLOYEE shall not be prejudiced by the fact that he and his family reside in the United States. The EMPLOYEE shall also be entitled to all financial planning programs currently provided by the EMPLOYER, including the preparation of his annual tax returns, tax planning research and tax audit responses for his family as currently provided.

4.6	As part of his compensation and as long as EMPLOYEE remains an employee, the EMPLOYER shall pay the annual premiums of the supplemental life insurance policies on his life and the life of his spouse and long-term disability coverage in the amount shown on Exhibit C, and allocate such payments to EMPLOYEE as a taxable benefit as required by federal and provincial fiscal laws. The EMPLOYER currently provides life and disability insurance coverage to the EMPLOYEE as set forth in Exhibit C.

4.7	The EMPLOYER shall also provide the EMPLOYEE with adequate “Directors and Officers” liability insurance coverage, commensurate with existing coverage and industry standards. In this regard, to the fullest extent permitted by law, the EMPLOYER will indemnify EMPLOYEE and hold him harmless from all claims arising from any action taken by him, or his failure to act, within the scope of his authority as an officer of the EMPLOYER and/or its subsidiaries, unless the action or omission is fraudulent or constitutes willful misconduct or gross negligence. Should Montrovest B.V., a holding company of the EMPLOYER, conclude an agreement to indemnify and hold harmless the Directors of the EMPLOYER and its subsidiary, Mayors, from such claims initiated by it, then the EMPLOYER shall cause Montrovest B.V. to provide the same agreement to EMPLOYEE in his capacity as Director, President and CEO of EMPLOYER.

4.8	Recognizing the requirement for entertainment of suppliers, special customers and others by the EMPLOYEE, the EMPLOYER shall require the EMPLOYEE to join various Clubs and will pay for any initiation fees and annual golf and other club memberships of the EMPLOYEE, to a maximum of $US 10,000 per Contract Year plus any reasonable annual increases. In addition, the EMPLOYEE shall be reimbursed for all reasonable expenses incurred by him in the fulfilment of his duties hereunder, the whole upon the presentation of appropriate receipts or vouchers.

4.9	The EMPLOYEE shall have access to and be entitled to the non-exclusive use of a company car and company apartment when in Montreal performing his duties for EMPLOYER. While such use shall be non-exclusive, the EMPLOYEE shall be entitled to such use on a priority basis.

5.	STOCK OPTIONS

5.1	The EMPLOYER has granted stock options to the EMPLOYEE in the past which options are contained in former employment agreements between EMPLOYEE and EMPLOYER, the whole as are summarized on Exhibit B and Exhibit B-1 (which is Section 5 of EMPLOYEE’s Existing Agreement).

5.2	It is the intention of the parties to have an amending agreement signed by the them on or before December 31, 2008 dealing with the additional entitlements which may form part of the stock options granted to the EMPLOYEE on May 15, 1996 as a result of the anti-dilution feature of such options which are created after December 31, 2004, and to fix exercise dates in order to become compliant with 409A provision of the Code.

5.3	Other than as set forth in Subsection 5.2, all stock options previously granted to the EMPLOYEE to purchase shares of the EMPLOYER’s common stock shall remain exercisable as follows:

i.	a period of twenty-four (24) months following the date of the termination of employment of the EMPLOYEE for any reason whatsoever including death; and

ii.	in the event of the retirement of the EMPLOYEE, all options shall remain valid and exercisable for ten (10) years following the date of retirement.

6.	TERMINATION

6.1	Certain Definitions. For purposes of this Agreement, the following terms have the meanings indicated:

A)	“Cause” shall mean:

i.	the willful and continued failure by the EMPLOYEE to substantially perform his duties for the EMPLOYER (other than any such failure resulting from the EMPLOYEE’s incapacity due to physical or mental illness, or any such actual or anticipated failure after the EMPLOYEE announces his intention to resign for Good Reason), and such failure is not cured by the EMPLOYEE within thirty (30) days from the date the EMPLOYER notifies the EMPLOYEE thereof in writing, or

ii.	the willful engaging by the EMPLOYEE in misconduct which is financially injurious to the EMPLOYER, or

iii.	the EMPLOYEE’s conviction or a pleading of guilty or nolo contendre with respect to the commission of a felony.

No act, or failure to act, on the EMPLOYEE’s part shall be considered “willful” unless done, or omitted to be done, by him not in good faith and without reasonable belief that his action or omission was in the best interest of the EMPLOYER.

B)	“Code” shall mean the US Internal Revenue Code of 1986 as amended.

C)	“Disability” shall mean the EMPLOYEE’S inability to perform his duties by reason of mental or physical disability for at least one-hundred eighty (180) days in any three-hundred sixty-five (365) day period. In the event of a dispute as to whether the EMPLOYEE is disabled within the meaning hereof, either party may from time to time request a medical examination of the EMPLOYEE by a doctor appointed by the Chief of Staff of a hospital selected by mutual agreement of the parties, or as the parties may otherwise agree, and the written medical opinion of such doctor shall be conclusive and binding upon the parties as to whether the EMPLOYEE has become disabled and the date when such disability arose. The cost of any such medical examination shall be borne by the EMPLOYER.

D)	“Good Reason” shall mean, without the EMPLOYEE’s written consent,

i.	the EMPLOYER changes the EMPLOYEE’s status, title or position as an officer of the EMPLOYER and such change represents a material reduction in such status, title or position conferred hereunder, and/or

ii.	the EMPLOYER materially breaches any provision of this Agreement (including, without limitation, a reduction in the EMPLOYEE’s base salary), and/or

iii.	there is a reduction in the aggregate of the level of benefits available to the EMPLOYEE pursuant to Section 4 except for any modifications made to a group benefit that has application to all senior executives of EMPLOYER provided such reduction is not material (such as the elimination of a benefit plan);

and such change, breach or reduction is not cured by the EMPLOYER within thirty (30) days from the date EMPLOYEE delivers a Notice of Termination for Good Reason. Such “Notice of Termination for Good Reason” shall include the specific section of this Agreement which was relied upon the reason that the EMPLOYER’s act or failure to act has given rise to his termination for Good Reason.

6.2	Termination Without Cause or Resignation with Good Reason

In the event at any time of (i) the termination of the employment of the EMPLOYEE without Cause (for any reason other than by death) or (ii) the resignation of the EMPLOYEE from the EMPLOYER within 30 days of an event constituting Good Reason, the EMPLOYER shall pay or provide to the EMPLOYEE the following:

i.	any earned and accrued but unpaid installment of base salary through the date of the EMPLOYEE’s resignation or termination at the rate in effect immediately prior to such resignation or termination (or, if greater, immediately prior to the occurrence of an event that constitutes Good Reason) and all other unpaid amounts to which the EMPLOYEE is entitled as of such date under any compensation plan or program of the EMPLOYER (including payment for any vacation time not taken during the year in which termination occurs and any accrued unpaid vacation from the prior year), such payments to be made in a lump sum within 15 days following the date of resignation or termination; and

ii.	a prorated bonus consisting of the amount the EMPLOYEE would have been entitled to pursuant to Section 4.3 had the EMPLOYEE remained employed through the end of the fiscal year in which termination occurs, multiplied by a fraction, the numerator of which is the number of days from the beginning of such fiscal year to the date of termination, and the denominator of which is 365, such amount to be paid no later than the time annual bonuses are paid to other executives of the EMPLOYER; and

iii.	in lieu of any further salary payments to the EMPLOYEE for periods subsequent to his date of resignation or termination, an amount equal to the EMPLOYEE’s base salary in effect immediately prior to the EMPLOYEE’s resignation or termination (or, if greater, immediately prior to the occurrence of an event that constitutes Good Reason) for the period (the “Period”) that is the unexpired portion of the Term plus up to a maximum of twelve (12) months being the period in which the EMPLOYEE is unable to find another suitable employment position. In the event that the termination or resignation occurs between March 31, 2010 and March 31, 2011, then the Period shall be one (1) year plus up to a maximum of twelve (12) months being the period in which the EMPLOYEE is unable to find another suitable employment position. The payment for the unexpired portion of the term (or the minimum one (1) year period) shall be made in a lump sum within 15 days following the date of the EMPLOYEE’s resignation or termination while the other portion shall be payable to the EMPLOYEE in the same manner as his base salary is paid hereunder; and

iv.

An amount equal to the average annual bonus paid to the EMPLOYEE for the last three (3) fiscal years ending prior to date of the EMPLOYEE’s resignation or termination, multiplied by a fraction, the numerator of which is the number of days in the Period and the denominator of which is 365. The payment for the unexpired portion of the term (or the minimum one (1) year period) shall be made in a lump sum within fifteen (15) days following the later of the date of the

EMPLOYEE’s resignation or termination and the date that such amount can be determined if a bonus for the immediately preceding fiscal year has not yet been calculated while the other portion shall be payable to the EMPLOYEE on a monthly basis on the first day of each month until such time as the EMPLOYEE is able to find another suitable employment position in an amount equal to one-twelfth (1/12) of the average annual bonus for the three (3) fiscal years ending prior to the date of the EMPLOYEE’s resignation or termination; and

v.	the EMPLOYER shall maintain in full force and effect for the Period, all benefits including but not limited to the financial planning arrangements and the life, disability, vision, health, and dental plans as described in Section 4.5 in which the EMPLOYEE was entitled to participate either immediately prior to the EMPLOYEE’s resignation or termination or immediately prior to the occurrence of an event that constitutes Good Reason, provided that the EMPLOYEE’s continued participation is possible under the general terms and provisions of such plans and programs; and

vi.	additionally, the EMPLOYEE shall be paid, if not already paid by Mayors, a lump sum cash payment of $ 39,000 per annum and payable with respect to the unexpired portion of the term (or the minimum one (1) year period) in a lump sum within fifteen (15) days following the date of EMPLOYEE’s resignation or termination and with respect to the other portion on a monthly basis, which amounts shall be in full satisfaction of premium reimbursement in all supplemental disability and life insurance coverage under Section 4.6 and described in Exhibit C. EMPLOYER’s payment shall cease at the end of the termination of employment and the severance period. EMPLOYEE shall provide to EMPLOYER, for informational purposes only, copies of the invoices for such premiums.

6.3	Termination for Cause or Resignation Without Good Reason

In the event of the EMPLOYEE’s termination of employment for Cause or his resignation without Good Reason, notwithstanding any other provision including Section 3.3, only the amounts set forth in subsections (i) and (ii) of Section 6.2 shall be payable to the EMPLOYEE.

6.4	Termination in case of Death

In the event of the EMPLOYEE’s termination of employment as a result of his death, his estate will receive the amounts set forth in subsections (i) and (ii) of Section 6.2 and his estate or named beneficiary will receive the life insurance proceeds if they are eligible under the life insurance policies set forth on Exhibit C subject to EMPLOYER’s obligation to maintain such policies in force and pay the premiums when due as set out in Section 4.6.

His estate or named beneficiary will receive, if eligible in accordance with the terms of the plans, the current group life and supplemental life insurance proceeds, as described in Exhibit C.

In the event of the EMPLOYEE’s termination of employment as a result of his death, the EMPLOYER will cease to pay the premiums for the supplemental life insurance covering his spouse.

6.5	Termination in case of Disability

In the event of the EMPLOYEE’s termination of employment as a result of his disability, the EMPLOYEE will receive the amounts set forth in subsections (i) and (ii) of Section 6.2 and the proceeds of the group disability plans along with the supplemental disability plans, as described in Exhibit C, if he is eligible in accordance with the terms of such plans.

6.6	Termination on Retirement.

In the event of the EMPLOYEE’s termination of employment on Retirement, notwithstanding any other provision including Section 3.3, only the amounts set forth in subsections (i) and (ii) of Section 6.2 shall be payable to the EMPLOYEE. In addition, the expiry date for certain of EMPLOYEE’s stock options set forth in Exhibit B may be extended as a result of the termination of his employment on Retirement as set out in Section 5.3.

6.7	Termination in case of a Change of Control

The parties acknowledge that in the employment agreement between Mayors Jewelers Inc. and the EMPLOYEE signed on the date thereof, there are special provisions, namely Section 6.7 thereof, with respect to certain causes of termination after a Change of Control (as defined in that agreement). For clarity, while a Change of Control of the EMPLOYER may trigger such provisions, this agreement is not intended to have any such provisions and, accordingly, no additional payments would have to be made by EMPLOYER hereunder. The termination provisions as set out herein shall find equal application whether or not there may have been a change of control of the EMPLOYER.

6.8	Withholding

The EMPLOYER shall have the right to deduct from any amounts payable under this Agreement an amount necessary to satisfy its obligation, under applicable laws, to withhold income or other taxes of the EMPLOYEE attributable to payments made hereunder.

6.9	No Obligation to Mitigate Damages; No effect on Other Contractual Rights

The EMPLOYEE shall not be required to mitigate damages or the amount of any payment provided for under this Agreement by seeking other employment or otherwise, nor shall the amount of any payment provided for under this Agreement be reduced by any compensation earned by the EMPLOYEE as the result of employment by another employer after the date of resignation or termination, or, by any setoff, counterclaim, recoupment, defense or other right which the EMPLOYER may have against the EMPLOYEE. The provisions of this Agreement, and any payment provided for hereunder, shall not reduce any amounts otherwise payable, or in any way diminish the EMPLOYEE’s existing rights, or rights the EMPLOYEE may acquire in the future, under any EMPLOYEE benefit plan, incentive plan, Employment Agreement or other contract, plan or arrangement.

6.10	Right to defer lump sum payments

The EMPLOYER shall be entitled to defer any lump sum payments payable to EMPLOYEE hereunder in the event that such payment would constitute a default pursuant to EMPLOYER’s banking covenants with its lenders. In such case, EMPLOYEE would be paid the maximum amount permitted and the balance would be paid in installments as and when no default would occur as well as continuing to pay the EMPLOYEE in the normal manner thereby reducing the lump sum amount owing. Any balance owing shall bear interest at the rate of twelve percent (12%) per annum which interest shall be paid at the same time as any principal payments.

6.11	Compliance with Section 409A of the Code

To the extent that any lump sum payment would be deemed to constitute a payment for purposes of Section 409A of the Code, such payment shall be delayed until 6 months following the EMPLOYEE’s separation from service so as not to trigger any additional tax liabilities.

6.12	Release

As a pre-condition to the payment to EMPLOYEE of any amount on account of termination of this Agreement and upon termination of the EMPLOYEE’s employment hereunder, EMPLOYEE and EMPLOYER shall execute and deliver to each other, dated on or after the date of termination or resignation, a Release in the form of Exhibit D hereto.

7.	CONFIDENTIAL INFORMATION AND NON-COMPETITION COVENANT

7.1	For the purposes of this Agreement, the term “Confidential Information” shall mean, but shall not be limited to, any technical or non-technical data, budgets, business plans, pricing policies, financial records and any information regarding the EMPLOYER’s marketing, sales or dealer network, which is not generally known to the public through legitimate origins, but shall not include any information and knowledge which the EMPLOYEE himself possessed at the commencement of his employment with the EMPLOYER.

7.2	Unless otherwise required by law or expressly authorized in writing by the EMPLOYER, the EMPLOYEE shall not, at any time during or after his employment by the EMPLOYER, directly or indirectly, in any capacity whatsoever, except in connection with services to be performed hereunder, divulge, disclose or communicate to any person, moral or physical, entity, firm or any other third party, or utilize for his personal benefit or for the benefit of any other party, any Confidential Information.

8.	RESTRICTIVE COVENANTS

8.1	Non-Competition. EMPLOYEE covenants and agrees that at no time (i) during the Term while Employee is employed by EMPLOYER nor (ii) during the period immediately following a termination of employment during which or in respect to which the EMPLOYEE continues to receive payments or has received a lump sum payment from the EMPLOYER pursuant to Sections 3.3 or 6.2(iii) up to a maximum of twelve (12) months (provided EMPLOYEE has received all amounts due to him hereunder) nor (iii) in the event of a voluntary departure of the EMPLOYEE from his employment, during the twelve (12) month period immediately following the date of his departure (the “Non-Compete Period”), will EMPLOYEE become employed by, enter into a consulting arrangement with or otherwise agree to perform personal services for a Competitor whose operations are located in Canada, the states of Florida or Georgia or any other US State or foreign country in which the EMPLOYER receives at least 10% of its revenues at such time. “Competitor” shall mean any Person which sells goods or services in direct competition with EMPLOYER and its luxury brand segments of jewellery, watches and gifts. During the Non-Compete Period, the EMPLOYEE also covenants and agrees not to solicit, directly or indirectly, or attempt to solicit any of the EMPLOYER’s senior executives.

8.2	The parties acknowledge that the EMPLOYEE is entitled to certain benefits in this Agreement and pursuant to his Employment Agreement with Mayors. It is the intention of the parties that the EMPLOYEE shall not be entitled to the duplication of any such benefits. However, benefits such as dental and health insurance coverage should be available to the EMPLOYEE both in Canada and the United States.

9.	MISCELLANEOUS

9.1	The EMPLOYEE and the EMPLOYER acknowledge and agree that the covenants, terms and provisions contained in this Agreement and the rights of the parties hereunder cannot be transferred, sold, assigned, pledged, or hypothecated; provided, however that this Agreement shall be binding upon and shall enure to the benefit of the EMPLOYER and any successor to or assignee of all or substantially all of the business and property of the EMPLOYER.

9.2	To the extent that the EMPLOYER wishes the EMPLOYEE to be employed solely by Mayors and terminates this Agreement, then to the extent that the EMPLOYEE no longer receives the equivalent after tax value of both this Employment Agreement and his Mayors Employment Agreement, then the EMPLOYER and Mayors will compensate the EMPLOYEE accordingly.

9.3	Any termination of EMPLOYEE’s Mayors Employment Agreement without Cause, as a result of Resignation with Good Reason, Retirement, Resignation without Good Reason or upon Death or Disability shall be considered as a termination of this Agreement by EMPLOYER for the same reason.

9.4	The termination of the EMPLOYEE’s employment with Mayors for cause shall constitute cause for termination of this Agreement.

9.5	Enforcement

(A) This Agreement shall inure to the benefit of and be enforceable by the EMPLOYEE’s personal and legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If the EMPLOYEE should die while any amounts are still payable to him hereunder, all such amounts shall be paid in accordance with the terms of this Agreement to the EMPLOYEE’s estate or beneficiary.

(B) The EMPLOYER shall pay promptly as incurred (and in any event within 10 days of its receipt of proper documentation of) all reasonable fees and expenses (including attorneys’ fees) that the EMPLOYEE may incur in relation to the negotiation and preparation of this Agreement and its renewal and following the termination or non-renewal of this Agreement as a result of the EMPLOYER’s contesting the validity, enforceability, or the EMPLOYEE’s interpretation of the provisions of this Agreement relating to the EMPLOYEE’s entitlements pursuant to Section 6.2 (regardless of the outcome of any litigation to enforce this Agreement).

(C) In the event proceedings are initiated by either party to enforce the provisions of this Agreement, the prevailing party shall be entitled to recover reasonable costs, expenses, and attorney’s fees from the other party, except to the extent such costs, fees and expenses are covered by Section 9.5(b), in which case Section 9.5(b) shall govern.

9.6	The EMPLOYEE hereby represents and warrants that, in entering into this Agreement, he is not in violation of any contract or agreement, whether written or oral, with any other person, moral or physical, firm, partnership, corporation or any other entity to which he is a party or by which he is bound and will not violate or interfere with the rights of any other person, firm, partnership, corporation or other entity.

9.7	This Agreement shall not be modified except in writing by the parties hereto.

9.8	The waiver by the EMPLOYER or the EMPLOYEE of any breach of any term or condition of this Agreement shall not be deemed to constitute the waiver of any other breach of the same or any other term or condition hereof.

9.8	The parties hereto agree that this Agreement shall be construed as to both validity and performance and shall be enforced in accordance with and governed by the laws of the Province of Quebec and the laws of Canada applicable therein.

9.9	The parties hereto have requested and hereby confirm that this Agreement as well as any notice, document, or proceeding relating to same be drawn up in English; Les parties aux présentes ont demandé et par les présentes confirment leur demande que la présente convention ainsi que tous avis, documents, ou procédures s’y rapportant soient rédigés en anglais.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date indicated below.

BIRKS & MAYORS, INC.,

	Per:	/s/ Lorenzo Rossi di Montelera
Signed at Tamarac, Florida, this 16th day of April, 2008		Lorenzo Rossi di Montelera, Chairman of Birks & Mayors Inc.

/s/ THOMAS A. ANDRUSKEVICH
Signed at Tamarac, Florida, this 16th day of April, 2008		THOMAS A. ANDRUSKEVICH

EXHIBIT A

BIRKS & MAYORS INC

ANNUAL PERFORMANCE BONUS CRITERIA (K$) (1)

FY ENDING 03/31/09

THOMAS A. ANDRUSKEVICH

HYPOTHETICAL EXAMPLE

EARNINGS OBJECTIVES (60%)	Minimum 0% Payout 75% of Plan	Target 100% Payout 100% of Plan	Maximum 150% Payout 125% of Plan	Target Weight	FY2009 Actual Results	Payout Percent of Target Bonus	Target Bonus (3)	Actual Bonus
Bonus Payout %
Adjusted EBT (2)	$11,250	$15,000	$18,750	60%	$14,700	92%	$398,454	$366,578

Sub-Total				60%			$398,454	$366,578

STRATEGIC OBJECTIVES (20%)	Minimum 0% Payout 0% of Plan	Target 100% Payout 100% of Plan	Maximum 150% Payout 125% of Plan	Target Weight	FY2009 Actual Results	Payout Percent of Target Bonus	Target Bonus	Actual Bonus
AS AGREED	Minimum Goal not achieved	100% Goal Achieved	125% Goal Achieved	20%	105%	110%	$132,818	$146,100

Sub-Total				20%			$132,818	$146,100

GROWTH & RETURN OBJECTIVES (20%)	Minimum 0% Payout	Target 100% Payout	Maximum 200% Payout	Target Weight	FY2009 Actual Results	Payout Percent of Target Bonus	Target Bonus	Actual Bonus
Senior Management LTIP	As per the approved Matrix for Senior Management LTIP			20%	190% Matrix result	190%	$132,818	$252,354

Sub-Total				20%			$132,818	$252,354

Total				100%			$664,090	$765,032

(1)	All numbers are hypothetical and for example purposes only. The criteria will be reviewed annually by the Compensation Committee in consultation with the EMPLOYEE.
(2)	For Bonus Calculation purposes the EBT will be adjusted by the exclusion of the following elements: Non-Cash compensation expenses, All costs related to and the impact of any merger, acquisition or any debt and equity transaction not in the ordinary course of business.
(3)	The President & CEO Target Bonus entitlement is equivalent to 100% of his Total Annual Base Salary for Birks.

EXHIBIT B

STOCK OPTIONS

REGARDING SHARES OF BIRKS & MAYORS INC.

AS AT MARCH 31, 2008

TYPE AND ORIGIN	NUMBER		VESTING STATUS	PRICE		GRANT DATE OR ASSIGNMENT DATE	EXPIRY DATE
Birk’s Options (contained in former employment agreements)	204,594 (as at 12/31/2004)		FULLY VESTED	CAN$	6.00	05/15/1996 (reconfirmed 06/19/1998)	2 years after termination for any reason whatsoever including death or 10 years after retirement
	126,272		FULLY VESTED	CAN$	6.25	06/19/1998
	126,266		FULLY VESTED	CAN$	7.00	10/24/2001

Additional Birks entitlements arising from grant in 05/15/1996 which are created after 12/31/2004 but before 12/31/2007	55,243	*	FULLY VESTED	CAN$	6.00	05/15/1996 (reconfirmed 06/19/1998)	Parties will fix set dates to become compliant with section 409A, as per EMPLOYER’s letter dated December 21, 2007.

EXHIBIT B (CONTINUED – PAGE 2)

TYPE AND ORIGIN	NUMBER	VESTING STATUS	PRICE	GRANT DATE OR ASSIGNMENT DATE	EXPIRY DATE
Additional Birks entitlements arising from grant on 05/15/96 which are created after 12/31/07	To be determined, namely 2% of any new stock options or other new securities exercisable into capital stock (or shares issued upon exercise, conversion or exchange thereof), any new restricted stock or any new equity granted or issued by Birks after 12/31/07 other than for compensatory purposes.	FULLY VESTED	CAN$6.00	05/15/1996 (reconfirmed 06/19/1998)	Parties will fix set dates to become compliant with section 409A, as per EMPLOYER’s letter dated December 21, 2007.

*	Calculated on December 31, 2007. Number subject to change as option is to subscribe for 2% of the issued and outstanding shares (on a fully-diluted basis) at the time that the option is exercised.

Exhibit B-1

Section 5 of the Existing Agreement

any other corporation unless such sums were provided for in EMPLOYER’s business plan. In addition, the impact on inter-company accounts as between the EMPLOYER and Mayors (such as, without limitation, consulting fees, dividends or sale of common stock, etc.) shall be reviewed and determined by the Human Resources Committee of the EMPLOYER on an annual basis so that the EMPLOYER and the EMPLOYEE mutually agree as to the impact of these inter-company accounts on the calculations.

4.11 The EMPLOYEE shall have access to and be entitled to the non-exclusive use of a company car and company apartment when in Montreal performing his duties for EMPLOYER. While such use shall be non-exclusive, the EMPLOYEE shall be entitled to such use on a priority basis.

4.12 The parties acknowledge that the EMPLOYEE is entitled to certain benefits in this Agreement and pursuant to his Employment Agreement with Mayors. It is the intention of the parties that the EMPLOYEE shall not be entitled to the duplication of any such benefits. However, benefits such as dental and health insurance coverage should be available to the EMPLOYEE both in Canada and the United States.

5. STOCK OPTIONS

5.1 The EMPLOYER hereby confirms the grant to the EMPLOYEE, in 1996, of an option to subscribe for that number of shares which, immediately following their issue, would represent two percent (2%) of the issued and outstanding shares in the capital stock of the EMPLOYER (on a fully diluted basis), upon the terms and conditions originally set forth in the 1996 Agreement, as clarified in the 1998 Agreement, and as further clarified herein, as follows:

(a)	the purchase price shall be an amount equal to $CDN 6.00 per share, which the parties, together with the auditors of the EMPLOYER, had determined to be the fair market value for such shares as at the original date of the grant of such option (the “Exercise Price”). The parties acknowledge that this price was determined based on the then current number of issued and outstanding shares being 2,379,100. In the event that the shares in the capital stock of the EMPLOYER are consolidated or split, or in the event that any new shares are issued prior to the exercise of the option, then the purchase price and/or the number of shares, as the case may be, will be adjusted accordingly;

(b)	the option shall be exercisable at any time prior to the expiry of a period of three (3) months following the date upon which the EMPLOYEE ceases to be employed by the EMPLOYER, by notice in writing to the EMPLOYER;

(c)	in the event of the death of the EMPLOYEE, the estate of the EMPLOYEE, shall continue to be entitled to exercise the option hereunder for a period of three (3) months following the date of his death;

(d)	the EMPLOYEE (or his estate, as the case may be) shall have a put option, exercisable at any time within (i) the six (6) month period following the death or departure of the EMPLOYEE, or (ii) the three (3) month period following a notice by the EMPLOYER or its parent company, Iniziativa S.A., of an impending change of control of the EMPLOYER, to require Iniziativa SA., to purchase his shares, for a price equal to the fair market value thereof, as determined by the auditors of the EMPLOYER, in a manner consistent with the method used by Coopers & Lybrand to establish the Exercise Price (the “Put Price”). The Purchase Price shall be payable, in full, within fifteen (15) days following the exercise of the put option herein described, unless the exercise of the option to subscribe and the exercise of the put option occur simultaneously, in which event Iniziativa S.A. or the EMPLOYER, shall simply remit to the EMPLOYEE (or his estate, as the case may be), an amount equal to the difference between the Put Price and the Exercise Price within such fifteen (15) day period. In the event that the EMPLOYER shall have offered its securities to the public on or before the date of the death or departure of the EMPLOYEE, then the put option shall automatically expire upon such offering. For the purposes hereof a “change of control” shall mean any sale or transfer of shares or any other act or transaction which will result, directly or indirectly, in any party other than Iniziativa S.A., or entities with which it is currently related, owning more than fifty percent (50%) of the voting shares in the capital stock of the EMPLOYER. For greater certainty, the EMPLOYER and Iniziativa S.A. shall be required to give notice to the EMPLOYEE of any proposed change of control such that the EMPLOYEE shall have sufficient time to exercise his option hereunder; and

(e)	Iniziativa S.A. shall have a call option to require the EMPLOYEE to sell his shares of the EMPLOYER, upon the terms and conditions described in paragraph 5.1(d), mutatis mutandis. In the event that any securities of the EMPLOYER are offered to the public within six (6) months following the exercise of the call option herein described, or substantially all of the shares of the EMPLOYER are sold to an arm’s length third party within the same period, then the EMPLOYER shall be obliged to pay to the EMPLOYEE (or his estate, as the case may be), an amount equal to the difference between the proceeds which the EMPLOYEE would have received had he still owned two percent (2%) of the shares of the EMPLOYER at the time of the public offering or sale and the price actually paid upon the exercise of the call option.

5.2 The EMPLOYER hereby confirms, as well, the grant to the EMPLOYEE in 1998, of a second option to subscribe for an additional two percent (2%) of the issued and outstanding shares in the capital stock of the EMPLOYER as at January 1, 1999, regardless of the date of exercise of this option (and not on a fully-diluted basis after January 1, 1999), namely, 126,272 out of a total of 6,313,618 shares then issued and outstanding, the whole upon the terms and conditions set forth in the 1998 Agreement, as clarified herein, as follows:

(a)	the option exercise price is an amount equal to $CDN 6.25 per share, which the parties had determined to be the fair market value of the shares as at January 31, 1999, based upon the report prepared by Coopers & Lybrand on March 31, 1999;

(b)	the EMPLOYEE agrees that following the exercise of this second option, he shall vote the shares issued pursuant thereto (only) in accordance with the instructions of Lorenzo Rossi di Montelera, until the earlier of

(i)	the termination of the employment of the EMPLOYEE hereunder; or

(ii)	an offer to the public of the securities of the EMPLOYER.

(c)	the option shall be exercisable at any time prior to the expiry of a period of three (3) months following the date upon which the EMPLOYEE ceases to be employed by the EMPLOYER, by notice in writing to the EMPLOYER, In the event of the death of the EMPLOYEE, the estate of the EMPLOYEE shall continue to be entitled to exercise the option hereunder for a period of three (3) months following the date of his death;

(d)	The EMPLOYEE (or his estate, as the case may be) shall have a put option, exercisable solely in the event that the shareholder(s) of the EMPLOYER decided not to proceed with an initial public offering of the shares of the EMPLOYER in accordance with any reasonable offer to take the EMPLOYER public proposed by a reputable securities underwriter, the whole upon the terms and conditions set forth in paragraph 5.1(d), mutatis mutandis.

5.3 In addition to the options described in Sections 5.1 and 5.2 above, the EMPLOYER hereby confirms the grant to the EMPLOYEE in 2001, of a third option to subscribe for an additional two percent (2%) of the issued and outstanding shares in the capital stock of the EMPLOYER as at April 1, 2002, regardless of the date of the exercise of this option (and not on a fully-diluted basis after April 1, 2002), upon the following terms and conditions:

(a)	this third option will be exercisable at any time after April 1, 2002, and the option exercise price will be an amount equal to the fair market value of the shares as at April 1, 2002, the whole as determined by auditors of the EMPLOYER, in a manner consistent with the method used by Coopers & Lybrand to establish the Exercise Price, the fair market value of the shares of the EMPLOYER as at January 1, 1999 and the fair market value of the shares of the EMPLOYER as at March 31, 2001; and

(b)	the provisions of paragraphs (b), (c) and (d) of Section 5.2 shall also apply to this third option, mutatis mutandis.

5.4 For the purposes of this Article 5, in the event that an offering of the securities of a corporation which owns a majority of the shares in the capital stock of the EMPLOYER is made to the public, rather than an offering of the shares of the EMPLOYER itself, or, alternatively, the EMPLOYER is involved in a reverse takeover with Mayors or a similar business reorganization that results in a new entity the stock of which is publicly traded, then the provisions hereof which refer to an offering of securities of the EMPLOYER shall be automatically deemed to mean and refer to an offering of the securities of the corporation owning a majority of the shares of the EMPLOYER or to the reverse takeover transaction, mutatis mutandis. For greater certainty, any options herein granted to the EMPLOYEE shall be convertible, at the option of the EMPLOYEE, into an appropriate number of shares of the corporation which has offered its securities to the public or trades on a recognized stock exchange.

5.5 Notwithstanding the existing terms of the stock options described in Sections 5.1, 5.2 and 5.3 hereof, the parties agree that the exercise period for all stock options shall be extended on April 1, 2005 so that they are all exercisable at any time prior to the expiry of a period of twenty-four (24) months following the date of the termination of employment of the EMPLOYEE, for any reason whatsoever including death. In the event of the retirement of the EMPLOYEE at the expiry of the Term, all of these options shall remain valid and exercisable for ten (10) years following the date of retirement,

6. TERMINATION

6.1 In the event of the death of the EMPLOYEE or the non-renewal of this Agreement, then this Agreement shall be terminated automatically and the EMPLOYEE (or his estate, as the case may be) shall be entitled, thereafter, to the following payments:

(a)	The base salary described in Section 4.1 which shall have accrued to the date of such death or departure;

(b)	Any accrued but unpaid vacation pay;

(c)	Any Special Net Income Bonus and Performance Bonus earned in connection with each Contract Year terminating prior to the date of such death or non-renewal, as well as a pro-rated Special Net Income Bonus and a pro-rated Performance Bonus for the number of months in which services were rendered hereunder prior to the date of such death or non-renewal.

6.2 This Agreement may also be terminated by the EMPLOYER in the event of a just and sufficient cause for such termination, provided that the EMPLOYEE shall be provided with a written notice of the alleged cause and a chance to defend his actions and/or eliminate the cause within a period of thirty (30) days, save and except where the

EXHIBIT C

Life and Disability Insurance Coverage

March 2008

INSURANCE TYPE	PERSON/LIFE COVERED	PROVIDER	BENEFIT AMOUNT			CURRENT ANNUAL PREMIUM
A) LIFE COVERAGE

Birks Group Life	T.A. Andruskevich	Standard Life	C	$500,000		***
Mayors Group Life	T.A. Andruskevich	Prudential Financial		$500,000		***
Supplemental Life	T.A. Andruskevich	Jefferson Pilot Policy # 010821661		$140,000		$2,029
Supplemental Life	T.A. Andruskevich	John Hancock Policy# 56777550		$2,000,000		$2,900
Supplemental Life	T.A. Andruskevich	John Hancock Policy# 56791908		$4,000,000	*	$6,060

Subtotal Life Insurance	T.A. Andruskevich			$7,140,000		$10,989
Supplemental Life	Spouse	Genworth Life & Annuity Insurance Co. (First Colony) Policy# 2648566		$1,000,000		$2,430

TOTAL LIFE	ALL	Various				$13,419

B) DISABILITY COVERAGE

Birks Group Disability	T.A. Andruskevich	Standard Life	C	$14,000 /mo.		***
Mayors Group Disability	T.A. Andruskevich	Prudential Financial		$10,000 /mo.		***
Supplemental Disability	T.A. Andruskevich	Provident Life & Accident Policy# 006120158		$14,040 /mo.		$6,885
Supplemental Disability	T.A. Andruskevich	Peterson International /Lloyds of London		**		$18,500

TOTAL DISABILITY	T.A. Andruskevich	Various				$25,385

TOTAL SUPPLEMENTAL LIFE & DISABILITY						$38,804

*	Policy to be assigned by Mayors to Thomas Andruskevich Insurance Trust by 3/31/08
**	Employer authorizes Employee to obtain the maximum amount of disability coverage available for an annual premium of $18,500 / year.
***	Group premiums paid directly by EMPLOYER as part of EMPLOYER’s group insurance plan.

EXHIBIT D

Release and Discharge

In exchange for certain payments and benefits to be provided by Birks & Mayors Inc. (the “EMPLOYER”) pursuant to its Employment Agreement with the undersigned (the “EMPLOYEE”), the EMPLOYEE hereby knowingly and voluntarily waives releases and discharges, the EMPLOYER, its predecessors, successors, parent corporations, subsidiaries, affiliates and each of their employees, officers and directors, agents, trustees and, fiduciaries from any and all claims, liabilities, demands, and causes of action, which he may have or claim to have against the EMPLOYER, including any and all claims arising out of or relating in any way to the EMPLOYEE’s employment and or separation of employment from the EMPLOYER. This general release specifically waives and releases all rights, claims, causes of action, demands, and liabilities which may arise up to and including the date the EMPLOYEE signs this general release. This general release is conditional upon the receipt of EMPLOYEE of all amounts and payments owing to him, his estate, heirs, successors or beneficiaries pursuant to the Employment Agreement and does not, in any way, waive or release any rights or claims for any payments to be made by the EMPLOYER thereunder following the termination of employment. In the event that any such payments are not made in accordance with the terms of the employment agreement, this release shall be of no further force or effect and shall become null and void.

Per :
Signature

The undersigned (the “EMPLOYER”) hereby knowingly and voluntarily waives releases and discharges, Thomas A. Andruskevich, his legal representatives, successors and assigns (the “EMPLOYEE”) from any and all claims, liabilities, demands, and causes of action, which it may have or claim to have against the EMPLOYEE, including any and all claims arising out of or relating in any way to the EMPLOYEE’s employment and or separation of employment from the EMPLOYER. This general release specifically waives and releases all rights, claims, causes of action, demands, and liabilities which may arise up to and including the date the EMPLOYER signs this general release.

Per :
Signature